

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2015

Via E-mail
Mr. Richard C. Sauerman
President and Chief Executive Officer
New Bancorp, Inc.
45 North Whittaker Street
New Buffalo, Michigan 49117

> **Re:** **New Bancorp, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 9, 2015**
> **File No. 333-204842**

Dear Mr. Sauerman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please expand your disclosure to provide the Prospectus "Subject to Completion" Legend required by Item 501(b)(10).

2. Please provide a currently dated consent from the independent public accountant in your next amendment.

Summary

Steps We May Take if We Do Not Receive Orders for the Minimum Number of Shares, page 11

3. We note that if you do not receive orders for the minimum number of shares you may increase the purchase limitations. Please expand your disclosure to state the amount that you may increase the purchase limitations. Additionally, please expand your disclosure

to discuss whether subscribers will have the opportunity to confirm, change, or cancel their orders if you increase the purchase limitations.

Risk Factors, page 13

4. We note that paragraphs 7 and 8 of your counsel's draft opinion are subject to uncertainty. Please provide a risk factor setting forth the risks of uncertain tax treatment to investors.

How we intend to use the proceeds from the offering, page 34

5. We note on page 35 that you anticipate that New Bancorp will invest between $2.4 million and $4.1 million of the net proceeds in New Buffalo Savings Bank. We also note that New Buffalo Savings Bank intends to use approximately $3.0 million of the proceeds it receives to pay costs associated with its withdrawal from the defined benefit plan. Please expand your disclosure to identify the sources of funds that New Buffalo Savings Bank intends to use to pay the costs of its withdrawal from the defined benefit plan if New Bancorp contributes less than $3.0 million.

6. We note on page 38 that as of March 31, 2015, you had a Tier 1 leverage capital ratio of 11.4%. We also note that you intend to invest the proceeds of this offering as necessary so that New Buffalo Savings Bank will have a Tier 1 leverage ratio of at least 10.00% after payment of costs to withdraw from the defined benefit plan. Please expand your disclosure to clarify how much of the proceeds you anticipate will be required to maintain a Tier 1 leverage ratio of 10%.

Marketing and Distribution; Compensation, page 124

7. We note that Keefe, Bruyette & Woods does not have any obligation to take or purchase any shares of common stock in the syndicated community offering. Please expand your disclosure to state whether Keefe, Bruyette & Woods may take or purchase any shares of common stock in the offering. Additionally, if securities may be offered through Keefe, Bruyette & Woods, please revise your disclosure to refer to Keefe, Bruyette & Woods as the underwriter and to provide the disclosure required by Item 508 of Regulation S-K.

Material Income Tax Consequences, page 132

8. We note your counsel's draft opinion is subject to uncertainty that the basis of the shares of New Bancorp common stock purchased in the offering will be the purchase price. Please revise your disclosure summarizing the tax opinion to address this uncertainty.

Exhibit Index

9. Please file the form of Subscription Agreement and Selected Dealers Agreement between the Company and Keefe, Bruyette & Woods as exhibits.

10. Please file the Pension Plan as an exhibit.

Legal Opinion

11. We note your counsel's draft opinion is dependent on the due adoption by the Board of Directors of the Company (or authorized committee thereof) of a resolution fixing the number of shares of Common Stock to be sold. Please revise the opinion to clarify that it applies to up to 925,750 shares of Common Stock.

Other Comments

12. Please file all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

13. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Stephen Kim, Staff Accountant, at (202) 551-3291 or John Nolan, Senior Assistant Chief Accountant, at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Jones, Staff Attorney, at (202) 551-3786 or me at (202) 551-3464 with any other questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney

cc: Steven Lanter, Esq.
Luse Gorman, PC
5335 Wisconsin Avenue, N.W., Suite 780
Washington, D.C. 20015